UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Atlas Technical Consultants, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 Par Value

(Title of Class of Securities)

049430119

(CUSIP Number)

PTE Holdings, Inc.

1500 Broadway, Suite 1117

Lubbock, Texas 79401

(806) 438 – 0089

With a Copy To:

Samuel E. Whitley

Whitley LLP Attorneys at Law

11757 Katy Freeway, Suite 1300

Houston, Texas 77079

(281) 206 – 0433

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 15, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 049430119

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PTE HOLDINGS, INC.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) X
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,377,462
	8.	SHARED VOTING POWER NONE
	9.	SOLE DISPOSITIVE POWER 2,377,462
	10.	SHARED DISPOSITIVE POWER NONE

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,377,462
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.19%
14.	TYPE OF REPORTING PERSON (see instructions) CO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) DAVID L. MILLER
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) X
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER NONE
	8.	SHARED VOTING POWER 2,377,462
	9.	SOLE DISPOSITIVE POWER NONE
	10.	SHARED DISPOSITIVE POWER 2,377,462

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,377,462
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.19%
14.	TYPE OF REPORTING PERSON (see instructions) IN

3

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ROBERT COMEY
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) X
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER NONE
	8.	SHARED VOTING POWER 2,377,462
	9.	SOLE DISPOSITIVE POWER NONE
	10.	SHARED DISPOSITIVE POWER 2,377,462

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,377,462
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.19%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 049430119

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MAGHSOUD TAHMORESSI
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) X
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER NONE
	8.	SHARED VOTING POWER 2,377,462
	9.	SOLE DISPOSITIVE POWER NONE
	10.	SHARED DISPOSITIVE POWER 2,377,462

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,377,462
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.19%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 049430119

Item 1.  Security and Issuer.

The name of the issuer is Atlas Technical Consultants, Inc., a Delaware corporation (“Atlas”). Atlas’ principal executive office is located at 13215 Bee Cave Parkway Building B, Suite 230, Austin, Texas 78738.

This Schedule 13D relates to the shares of Class A common stock, $0.0001 par value, of Atlas that are acquirable by PTE upon the conversion of certain shares of Atlas’ Class B common stock and units of Atlas TC Holdings LLC owned by PTE.

Item 2.  Identity and Background.

This Schedule 13D is being filed on behalf of the following persons:

PTE Holdings, Inc., a Texas corporation (“PTE”);

David L. Miller, a United States citizen;

Robert Comey, a United States citizen; and

Maghsoud Tahmoressi, a United States citizen.

The above persons are collectively referred to herein as the “Reporting Persons.”  Each of the Reporting Persons files this Schedule 13D jointly. The Reporting Persons are filing this Statement jointly, as they may be considered a “group” under Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

PTE’s principal business is to hold shares of Atlas following Atlas’ purchase of CMT Engineering, Inc. from PTE. See Item 3. PTE’s principal office is located at 1500 Broadway, Suite 1117, Lubbock, Texas 79401. PTE has not been convicted in a criminal proceeding. PTE has not been a party to a proceeding required to be disclosed pursuant to Item 2(e).

David L. Miller is an individual whose business address is 1500 Broadway, Suite 1117, Lubbock, Texas 79401. Mr. Miller’s principal occupation is as the Chief Strategy Officer of Atlas. Mr. Miller has not been convicted in a criminal proceeding. Mr. Miller has not been a party to a proceeding required to be disclosed pursuant to Item 2(e).

Robert Comey is an individual whose residence is 116 Copper Creek Trail, Copper Canyon, Texas 76228. Mr. Comey has not been convicted in a criminal proceeding. Mr. Comey has not been a party to a proceeding required to be disclosed pursuant to Item 2(e).

Maghsoud Tahmoressi is an individual whose business address is 3989 Highway 290E, Dripping Springs, Texas 78620. Mr. Tahmoressi has not been convicted in a criminal proceeding. Mr. Tahmoressi has not been a party to a proceeding required to be disclosed pursuant to Item 2(e).

Item 3.  Source or Amount of Funds or Other Consideration.

The shares beneficially owned by PTE were acquired in a private transaction with Atlas. Atlas purchased all of the common stock of CMT Engineering, Inc. in exchange for units of Atlas Technical Consultants Holdings LP and Class B common stock of Atlas. These units are convertible into Atlas’ Class A common stock.

Item 4.  Purpose of Transaction.

PTE may sell Class A common stock of Atlas in its sole discretion and at such times as it deems convenient, subject to applicable law. PTE may acquire an additional 1,877,313 shares of Class A common stock of Atlas upon the conversion of PTE’s units of Atlas Technical Consultants Holdings LP.

In addition, Mr. Miller, as Chief Strategy Officer of Atlas, is entitled to receive restricted stock units of Atlas which are convertible into Class A common stock of Atlas in connection with his employment with Atlas. Mr. Miller may sell any such shares in his sole discretion and at such times as he deems convenient, subject to applicable law.

The Reporting Persons have entered into a shareholder agreement relating to PTE. Pursuant to this agreement, Mr. Miller, Mr. Comey, and Mr. Tahmoressi have a right for first refusal on the shares of PTE that each one of them owns. Mr. Miller, Mr. Comey, and Mr. Tahmoressi intend to sell their shares in PTE by the end of 2020 at such times and in such amounts as they may deem convenient.

The Reporting Persons do not intend to take any of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

PTE beneficially owns an aggregate amount of 2,377,462 shares of Atlas Class A common stock through its ownership of Class B common stock of Atlas and units of Atlas TC Holdings LLC. The aforementioned shares of Class A common stock of Atlas may be acquired at any time on or after August 14, 2020.

Pursuant to Rule 13d-3(d)(1)(i), PTE is deemed to beneficially own any securities that it has the right to acquire within 60 days. Consequently, PTE is deemed to beneficially own 2,377,462 shares of Atlas Class A common stock as of June 14, 2020 (60 days before August 14, 2020).

Mr. Miller, Mr. Comey, and Mr. Tahmoressi comprise the Board of Directors of PTE. As such, they may share power to direct the vote and to direct the disposition of PTE’s shares of Atlas. In addition, Mr. Miller and Mr. Tahmoressi own shares of common stock of PTE. A trust of which Mr. Comey is the trustee owns shares of PTE.

Each Reporting Person other than PTE disclaims beneficial ownership of the securities discussed herein.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons have entered into a Joint Filing Agreement, which is set forth hereto as Exhibit 99.1.

Mr. Comey and Mr. Tahmoressi have granted Mr. Miller a power of attorney to sign and file this Schedule 13D (and any amendments) and the Joint Filing Agreement with the Securities and Exchange Commission. These powers of attorney are set forth as Exhibits 99.2 and 99.3.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of Atlas.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 99.1 Joint Filing Agreement

Exhibit 99.2 Power of Attorney – Robert Comey

Exhibit 99.3 Power of Attorney – Maghsoud Tahmoressi

CUSIP No. 049430119

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PTE HOLDINGS, INC. By: /s/ David L. Miller

David L. Miller

Chief Executive Officer

June 23, 2020

DAVID L. MILLER

/s/ David L. Miller

June 22, 2020

ROBERT COMEY

/s/ Robert Comey, by David L. Miller as Attorney-in-Fact

June 23, 2020

MAGHSOUD TAHMORESSI

/s/ Maghsound Tahmoressi, by David L. Miller as Attorney-in-Fact

June 23, 2020

EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing, along with all other such undersigned, on behalf of the Reporting Persons (as defined in the joint filing), of a statement on Schedule 13D (including amendments thereto) with respect to the Class A common stock, par value $0.0001 per share, of Atlas Technical Consultants, Inc., and that this agreement be included as an Exhibit 99.1 to such joint filing. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument. The undersigned acknowledge that each shall be responsible for the timely filing of any amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others.

IN WITNESS WHEREOF, each of the undersigned hereby executes this agreement as of this 23rd day of June, 2020.

PTE HOLDINGS, INC.

/s/ David L. Miller

Chief Executive Officer

June 23, 2020

DAVID L. MILLER

/s/ David L. Miller

June 23, 2020

ROBERT COMEY

/s/ Robert Comey, by David L. Miller as Attorney-in-Fact

June 22, 2020

MAGHSOUD TAHMORESSI

/s/ Maghsound Tahmoressi, by David L. Miller as Attorney-in-Fact

June 23, 2020

EXHIBIT 99.2

POWER OF ATTORNEY

The undersigned hereby constitutes and appoints David L. Miller, with full power of substitution, as the undersigned's true and lawful attorney-in-fact to:

(1) execute for and on behalf of the undersigned Schedule 13D or Schedule 13G (including amendments thereto) in accordance with Sections 13(d) of the Securities Exchange Act of 1934, as amended, and the rules thereunder;

(2) do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such Schedule 13D or 13G (including amendments thereto) and timely file such Schedules with the Securities and Exchange Commission and any stock exchange, self-regulatory association or any other authority;

(3) engage and instruct legal counsel to prepare any such Schedule 13D or 13G (including amendments thereto), and provide such information as may be needed for the same;

(4) take any other action of any type whatsoever in connection with the foregoing that, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required of the undersigned, it being understood that the documents executed by the attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as the attorney-in-fact may approve in the attorney-in-fact's discretion.

The undersigned hereby grants to the attorney-in-fact full power and authority to do and perform each and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that the attorney-in-fact or his substitute shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, and his substitute, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 16 of the Act.

The undersigned agrees that the attorney-in-fact may rely entirely on information furnished orally or in writing by the undersigned to the attorney-in-fact. The undersigned also agrees to indemnify and hold harmless the attorney-in-fact against any losses, claims, damages or liabilities (or actions in these respects) that arise out of or are based upon any untrue statements or omissions of necessary facts in the information provided by the undersigned to the attorney-in-fact for purposes of executing, acknowledging, delivering or filing Schedule 13D or 13G (including amendments thereto) and agrees to reimburse the attorney-in-fact on demand for any legal or other expenses reasonably incurred in connection with investigating or defending against any such loss, claim, damage, liability or action.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Schedules 13D and 13G (including amendments thereto) with respect to the undersigned's holdings of and transactions in securities issued by Atlas Technical Consultants, Inc. unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact. This Power of Attorney does not revoke any other power of attorney that the undersigned has previously granted.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of the date written below.

/s/ Robert Comey

Robert Comey

Date: June 22, 2020

EXHIBIT 99.3

POWER OF ATTORNEY

The undersigned hereby constitutes and appoints David L. Miller, with full power of substitution, as the undersigned's true and lawful attorney-in-fact to:

(1) execute for and on behalf of the undersigned Schedule 13D or Schedule 13G (including amendments thereto) in accordance with Sections 13(d) of the Securities Exchange Act of 1934, as amended, and the rules thereunder;

(2) do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such Schedule 13D or 13G (including amendments thereto) and timely file such Schedules with the Securities and Exchange Commission and any stock exchange, self-regulatory association or any other authority;

(3) engage and instruct legal counsel to prepare any such Schedule 13D or 13G (including amendments thereto), and provide such information as may be needed for the same;

(4) take any other action of any type whatsoever in connection with the foregoing that, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required of the undersigned, it being understood that the documents executed by the attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as the attorney-in-fact may approve in the attorney-in-fact's discretion.

The undersigned hereby grants to the attorney-in-fact full power and authority to do and perform each and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that the attorney-in-fact or his substitute, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, and his substitute, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 16 of the Act.

The undersigned agrees that the attorney-in-fact may rely entirely on information furnished orally or in writing by the undersigned to the attorney-in-fact. The undersigned also agrees to indemnify and hold harmless the attorney-in-fact against any losses, claims, damages or liabilities (or actions in these respects) that arise out of or are based upon any untrue statements or omissions of necessary facts in the information provided by the undersigned to the attorney-in-fact for purposes of executing, acknowledging, delivering or filing Schedule 13D or 13G (including amendments thereto) and agrees to reimburse the attorney-in-fact on demand for any legal or other expenses reasonably incurred in connection with investigating or defending against any such loss, claim, damage, liability or action.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Schedules 13D and 13G (including amendments thereto) with respect to the undersigned's holdings of and transactions in securities issued by Atlas Technical Consultants, Inc. unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact. This Power of Attorney does not revoke any other power of attorney that the undersigned has previously granted.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of the date written below.

/s/ Maghsoud Tahmoressi

Maghsoud Tahmoressi

Date: June 22, 2020